Exhibit 99

J. P. MORGAN CHASE & CO.
and
MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.

On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.
The following table sets forth certain summarized financial information of J.P. Morgan Chase & Co. and for Morgan Guaranty as of the dates and for the periods indicated. The information presented for the years ended December 31, 2011, 2010, 2009, 2008, and 2007 in accordance with generally accepted accounting principles.

Five-year summary of consolidated financial highlights

As of or for the year ended December 31,
(unaudited)

(in millions, except per share, headcount and ratio data)
	2011	2010	2009	2008(c)	2007
Selected income statement data
Noninterest revenue	$49,545	$51,693	$49,282	$28,473	$44,966
Net interest income	47,689	51,001	51,152	38,779	26,406
Total net revenue	97,234	102,694	100,434	67,252	71,372
Total noninterest expense	62,911	61,196	52,352	43,500	41,703
Pre-provision profit(a)	34,323	41,498	48,082	23,752	29,669
Provision for credit losses	7,574	16,639	32,015	19,445	6,864
Provision for credit losses - accounting conformity(b)	-	-	-	1,534	-
Income before income tax expense/(benefit) and extraordinary gain	26,749	24,859	16,067	2,773	22,805
Income tax expense/(benefit)	7,773	7,489	4,415	(926)	7,440
Income before extraordinary gain	18,976	17,370	11,652	3,699	15,365
Extraordinary gain(c)	-	-	76	1,906	-
Net income	$18,976	$17,370	$11,728	$5,605	$15,365
Per common share data
Basic earnings
Income before extraordinary gain	$4.50	$3.98	$2.25	$0.81	$4.38
Net income	4.50	3.98	2.27	1.35	4.38
Diluted earnings(d)
Income before extraordinary gain	$4.48	$3.96	$2.24	$0.81	$4.33
Net income	4.48	3.96	2.26	1.35	4.33
Cash dividends declared per share	1.00	0.20	0.20	1.52	1.48
Book value per share	46.59	43.04	39.88	36.15	36.59
Common shares outstanding
Average: Basic	3,900.4	3,956.3	3,862.8	3,501.1	3,403.6
Diluted	3,920.3	3,976.9	3,879.7	3,521.8	3,445.3
Common shares at period-end	3,772.7	3,910.3	3,942.0	3,732.8	3,367.4
Share price(e)
High	$48.36	$48.20	$47.47	$50.63	$53.25
Low	27.85	35.16	14.96	19.69	40.15
Close	33.25	42.42	41.67	31.53	43.65
Market capitalization	125,442	165,875	164,261	117,695	146,986
Selected ratios
Return on common equity (“ROE”)(d)
Income before extraordinary gain	11%	10%	6%	2%	13%
Net income	11	10	6	4	13
Return on tangible common equity (“ROTCE”)(d)
Income before extraordinary gain	15	15	10	4	22
Net income	15	15	10	6	22
Return on assets (“ROA”)
Income before extraordinary gain	0.86	0.85	0.58	0.21	1.06
Net income	0.86	0.85	0.58	0.31	1.06
Overhead ratio	65	60	52	65	58
Deposits-to-loans ratio	156	134	148	135	143
Tier 1 capital ratio(f)	12.3	12.1	11.1	10.9	8.4
Total capital ratio	15.4	15.5	14.8	14.8	12.6
Tier 1 leverage ratio	6.8	7.0	6.9	6.9	6.0
Tier 1 common capital ratio(g)	10.1	9.8	8.8	7.0	7.0
Selected balance sheet data (period-end)(f)
Trading assets	$443,963	$489,892	$411,128	$509,983	$491,409
Securities	364,793	316,336	360,390	205,943	85,450
Loans	723,720	692,927	633,458	744,898	519,374
Total assets	2,265,792	2,117,605	2,031,989	2,175,052	1,562,147
Deposits	1,127,806	930,369	938,367	1,009,277	740,728
Long-term debt(h)	256,775	270,653	289,165	302,959	199,010
Common stockholders’ equity	175,773	168,306	157,213	134,945	123,221
Total stockholders’ equity	183,573	176,106	165,365	166,884	123,221
Headcount	260,157	239,831	222,316	224,961	180,667
Credit quality metrics
Allowance for credit losses	$28,282	$32,983	$32,541	$23,823	$10,084
Allowance for loan losses to total retained loans	3.84%	4.71%	5.04%	3.18%	1.88%
Allowance for loan losses to retained loans excluding purchased credit-impaired loans(i)	3.35	4.46	5.51	3.62	1.88
Nonperforming assets	$11,036	$16,557	$19,741	$12,714	$3,933
Net charge-offs	12,237	23,673	22,965	9,835	4,538
Net charge-off rate	1.78%	3.39%	3.42%	1.73%	1.00%

(a)
Pre-provision profit is total net revenue less noninterest expense. The Firm believes that this financial measure is useful in assessing the ability of a lending institution to generate income in excess of its provision for credit losses.

(b)	Results for 2008 included an accounting conformity loan loss reserve provision related to the acquisition of Washington Mutual Bank’s (“Washington Mutual”) banking operations.
(c)
On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual. The acquisition resulted in negative goodwill, and accordingly, the Firm recorded an extraordinary gain. A preliminary gain of $1.9 billion was recognized at December 31, 2008. The final total extraordinary gain that resulted from the Washington Mutual transaction was $2.0 billion.

(d)
The calculation of 2009 earnings per share (“EPS”) and net income applicable to common equity includes a one-time, noncash reduction of $1.1 billion, or $0.27 per share, resulting from repayment of U.S. Troubled Asset Relief Program (“TARP”) preferred capital in the second quarter of 2009. Excluding this reduction, the adjusted ROE and ROTCE were 7% and 11%, respectively, for 2009. The Firm views the adjusted ROE and ROTCE, both non-GAAP financial measures, as meaningful because they enable the comparability to prior periods.

(e)
Share prices shown for JPMorgan Chase’s common stock are from the New York Stock Exchange. JPMorgan Chase’s common stock is also listed and traded on the London Stock Exchange and the Tokyo Stock Exchange.

(f)
Effective January 1, 2010, the Firm adopted accounting guidance that amended the accounting for the transfer of financial assets and the consolidation of variable interest entities (“VIEs”). Upon adoption of the guidance, the Firm consolidated its Firm-sponsored credit card securitization trusts, Firm-administered multi-seller conduits and certain other consumer loan securitization entities, primarily mortgage-related, adding $87.7 billion and $92.2 billion of assets and liabilities, respectively, and decreasing stockholders’ equity and the Tier 1 capital ratio by $4.5 billion and 34 basis points, respectively. The reduction to stockholders’ equity was driven by the establishment of an allowance for loan losses of $7.5 billion (pretax) primarily related to receivables held in credit card securitization trusts that were consolidated at the adoption date.

(g)
Tier 1 common capital ratio (“Tier 1 common ratio”) is Tier 1 common capital (“Tier 1 common”) divided by risk-weighted assets. The Firm uses Tier 1 common capital along with the other capital measures to assess and monitor its capital position. For further discussion of Tier 1 common capital ratio, see Regulatory capital on pages 119–122 of this Annual Report.

(h)
Effective January 1, 2011, the long-term portion of advances from Federal Home Loan Banks (“FHLBs”) was reclassified from other borrowed funds to long-term debt. Prior periods have been revised to conform with the current presentation.

(i)	Excludes the impact of residential real estate purchased credit-impaired (“PCI”) loans. For further discussion, see Allowance for credit losses on pages 155–157 of this Annual Report.
JPMorgan Chase & Co. / 2011 Annual Report